# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Klarna Group plc, CIK 0002003292
CUSIP: G5279N105
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 10 York Road, London, United Kingdom (X0), SE1 7ND
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002089330

## Reporting persons
- Lux Horizon Holding S.a r.l.: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 14,979,264; sole dispositive power 0; shared dispositive power 14,979,264; aggregate amount beneficially owned 14,979,264 (4% of the class)
  Comment: Rows 6, 8 and 9: The amount reported represents 14,979,264 Ordinary Shares directly held by Lux Horizon Holding S.a r.l. and beneficially owned by Victor Jacobsson following the transfer of all such Ordinary Shares from Stenbranten Holding AB to Lux Horizon Holding S.a r.l. following the IPO. Each of the foregoing persons have shared dispositive and voting powers.
  
  Row 11: The aggregate percentage of shares reported owned by each person named in the tables herein is based upon 377,255,045 ordinary shares ("Ordinary Shares") of the Issuer, which is the total number of Ordinary Shares outstanding as of the completion of the Issuer's initial public offering (the "IPO"), as reported on the Issuer's final prospectus dated September 9, 2025 filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on September 10, 2025.
- Northbridge S.a r.l.: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 2,959,176; sole dispositive power 0; shared dispositive power 2,959,176; aggregate amount beneficially owned 2,959,176 (0.8% of the class)
  Comment: Rows 6, 8 and 9: The amount reported represents 2,959,176 Ordinary Shares directly held by Northbridge S.a r.l. and beneficially owned by TTS Pass AB and Victor Jacobsson following the distribution of all such Ordinary Shares from TTS Pass A AB, an entity controlled by Victor Jacobsson, to Northbridge S.a r.l. following the IPO. Each of the foregoing persons have shared dispositive and voting powers.
  
  Row 11: See Note to Row 11 for Lux Horizon Holding S.a r.l.
- Krokusvik Holding AB: type of reporting person: partnership (PN); citizenship or place of organization: Sweden (V7); sole voting power 0; shared voting power 861,463; sole dispositive power 0; shared dispositive power 861,463; aggregate amount beneficially owned 861,463 (0.2% of the class)
  Comment: Rows 6, 8 and 9: The amount reported represents 861,463 Ordinary Shares directly held by Krokusvik Holding AB and beneficially owned by Victor Jacobsson following the distribution of 1,468,937 Ordinary Shares by Krokusvik Holding AB to limited partners following the IPO. Each of the foregoing persons have shared dispositive and voting powers.
  
  Row 11: See Note to Row 11 for Lux Horizon Holding S.a r.l.
- Kraftdalen Holding AB: type of reporting person: partnership (PN); citizenship or place of organization: Sweden (V7); sole voting power 0; shared voting power 3,192,444; sole dispositive power 0; shared dispositive power 3,192,444; aggregate amount beneficially owned 3,192,444 (0.8% of the class)
  Comment: Rows 6, 8 and 9: The amount reported represents 3,192,444 Ordinary Shares directly held by Kraftdalen Holding AB and beneficially owned by Victor Jacobsson with respect to which each of the foregoing persons have shared dispositive and voting powers.
  
  Row 11: See Note to Row 11 for Lux Horizon Holding S.a r.l.
- TTS Pass AB: type of reporting person: partnership (PN); citizenship or place of organization: Sweden (V7); sole voting power 0; shared voting power 4,552,051; sole dispositive power 0; shared dispositive power 4,552,051; aggregate amount beneficially owned 4,552,051 (1.2% of the class)
  Comment: Rows 6, 8 and 9: The amount reported represents (1) 1,358,389 Ordinary Shares directly held by TTS Pass AB and beneficially owned by Victor Jacobsson following the sale of 723,743 Ordinary Shares by TTS Pass AB in the IPO and subsequent exercise in full by the underwriters of the underwriters' option to purchase additional Ordinary Shares, (2) 234,486 Ordinary Shares directly held by TTS Pass B AB and beneficially owned by TTS Pass AB and Victor Jacobsson following the distribution of 153,474 Ordinary Shares by TTS Pass B AB to limited partners following the IPO and (3) 2,959,176 Ordinary Shares directly held by Northbridge S.a r.l. and beneficially owned by TTS Pass AB and Victor Jacobsson following the distribution of all such Ordinary Shares from TTS Pass A AB, an entity controlled by Victor Jacobsson, to Northbridge S.a r.l. following the IPO. Each of the foregoing persons have shared dispositive and voting powers.
  
  Row 11: See Note to Row 11 for Lux Horizon Holding S.a r.l.
- Svalviken Holding AB: type of reporting person: partnership (PN); citizenship or place of organization: Sweden (V7); sole voting power 0; shared voting power 79,933; sole dispositive power 0; shared dispositive power 79,933; aggregate amount beneficially owned 79,933 (0% of the class)
  Comment: Rows 6, 8 and 9: The amount reported represents 79,933 Ordinary Shares directly held by Svalviken Holding AB and beneficially owned by Victor Jacobsson following the distribution of 1,553,987 Ordinary Shares by Svalviken Holding AB to limited partners following the IPO. Each of the foregoing persons have shared dispositive and voting powers.
  
  Row 11: See Note to Row 11 for Lux Horizon Holding S.a r.l.
- K Opportunity AB: type of reporting person: partnership (PN); citizenship or place of organization: Sweden (V7); sole voting power 0; shared voting power 256,442; sole dispositive power 0; shared dispositive power 256,442; aggregate amount beneficially owned 256,422 (0.1% of the class)
  Comment: Rows 6, 8 and 9: The amount reported represents 256,422 Ordinary Shares directly held by K Opportunity AB and beneficially owned by Victor Jacobsson following the sale of 7,600 Ordinary Shares by K Opportunity AB in the IPO and subsequent exercise in full by the underwirters of the underwriters' option to purchase additional Ordinary Shares and the distribution of 1,029,338 Ordinary Shares by K Opportunity AB to limited partners following the IPO. Each of the foregoing persons have shared dispositive and voting powers.
  
  Row 11: See Note to Row 11 for Lux Horizon Holding S.a r.l.
- TTS Pass B AB: type of reporting person: partnership (PN); citizenship or place of organization: Sweden (V7); sole voting power 0; shared voting power 234,486; sole dispositive power 0; shared dispositive power 234,486; aggregate amount beneficially owned 234,486 (0.1% of the class)
  Comment: Rows 6, 8 and 9: The amount reported represents 234,486 Ordinary Shares directly held by TTS Pass B AB and beneficially owned by TTS Pass AB and Victor Jacobsson following the distribution of 153,474 Ordinary Shares by TTS Pass B AB to limited partners following the IPO. Each of the foregoing persons have dispostive and voting powers.
  
  Row 11: See Note to Row 11 for Lux Horizon Holding S.a r.l.
- Algbranten Holding AB: type of reporting person: partnership (PN); citizenship or place of organization: Sweden (V7); sole voting power 0; shared voting power 190,713; sole dispositive power 0; shared dispositive power 190,713; aggregate amount beneficially owned 190,713 (0.1% of the class)
  Comment: Rows 6, 8 and 9: The amount reported represents 190,713 Ordinary Shares directly held by Algbranten Holding AB and beneficially owned by Victor Jacobsson following the sale of 503,000 Ordinary Shares by Algbranten Holding AB in the IPO and subsequent exercise in full by the underwriters of the underwriters' option to purchase additional Ordinary Shares and the distribution of 93,713 Ordinary Shares from Svalviken Holding AB, an entity controlled by Victor Jacobsson, following the IPO.
  
  Row 11: See Note to Row 11 for Lux Horizon Holding S.a r.l.
- Victor Jacobsson: type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); sole voting power 1,200; shared voting power 24,112,290; sole dispositive power 1,200; shared dispositive power 24,112,290; aggregate amount beneficially owned 24,113,490 (6.4% of the class)
  Comment: Rows 6, 8 and 9: The amount reported represents (1) 1,200 Ordinary Shares directly held by Victor Jacobsson, (2) 1,358,389 Ordinary Shares directly held by TTS Pass AB and beneficially owned by Victor Jacobsson following the sale of 723,743 Ordinary Shares by TTS Pass AB in the IPO and subsequent exercise in full by the underwriters of the underwriters' option to purchase additional Ordinary Shares, (3) 190,713 Ordinary Shares directly held by Algbranten Holding, AB and beneficially owned by Victor Jacobsson following the sale of 503,000 Ordinary Shares by Algbranten Holding AB in the IPO and subsequent exercise in full by the underwriters of the underwriters' option to purchase additional Ordinary Shares and the distribution of 93,713 Ordinary Shares from Svalviken Holding AB, an entity controlled by Victor Jacobsson, following the IPO, (4) 0 Ordinary Shares directly held by Talces AB and beneficially owned by Victor Jacobsson following the sale of 67,740 Ordinary Shares by Talces AB in the IPO and subsequent exercise in full by the underwriters of the underwriters' option to purchase additional Ordinary Shares, (5) 256,422 Ordinary Shares directly held by K Opportunity AB and beneficially owned by Victor Jacobsson following the sale of 7,600 Ordinary Shares by K Opportunity AB in the IPO and subsequent exercise in full by the underwriters of the underwriters' option to purchase additional Ordinary Shares and the distribution of 1,029,338 Ordinary Shares by K Opportunity AB to limited partners following the IPO, (6) 861,463 Ordinary Shares directly held by Krokusvik Holding AB and beneficially owned by Victor Jacobsson following the distribution of 1,468,937 Ordinary Shares by Krokusvik Holding AB to limited partners following the IPO, (7) 79,933 Ordinary Shares directly held by Svalviken Holding AB and beneficially owned by Victor Jacobsson following the distribution of 1,553,987 Ordinary Shares by Svalviken Holding AB to limited partners following the IPO, (8) 234,486 Ordinary Shares directly held by TTS Pass B AB and beneficially owned by TTS Pass AB and Victor Jacobsson following the distribution of 153,474 Ordinary Shares by TTS Pass B AB to limited partners following the IPO, (9) 2,959,176 Ordinary Shares directly held by Northbridge S.a r.l. and beneficially owned by TTS Pass AB and Victor Jacobsson following the distribution of all such Ordinary Shares from TTS Pass A AB, an entity controlled by Victor Jacobsson, to Northbridge S.a r.l. following the IPO, (10) 14,979,264 Ordinary Shares directly held by Lux Horizon Holding S.a r.l. and beneficially owned by Victor Jacobsson following the distribution of all such Ordinary Shares from Stenbranten Holding AB, an entity controlled by Victor Jacobsson, to Lux Horizon Holding S.a r.l. following the IPO, and (11) 3,192,444 Ordinary Shares directly held by Kraftdalen Holding AB and beneficially owned by Victor Jacobsson with respect to which each of the foregoing persons have shared dispositive and voting powers.
  
  Row 11: See Note to Row 11 for Lux Horizon Holding S.a r.l.

## Item 1. Issuer
Name of issuer: Klarna Group plc
Address of issuer's principal executive offices: 10 York Road, London SE1 7ND, United Kingdom

## Item 2. Person Filing
Name of person filing:
1. Lux Horizon Holding S.a r.l.
2. Northbridge S.a r.l.
3. Krokusvik Holding AB
4. TTS Pass AB
5. Kraftdalen Holding AB
6. Svalviken Holding AB
7. K Opportunity AB
8. TTS Pass B AB
9. Algbranten Holding AB
10. Victor Jacobsson
Address of principal business office or, if none, residence: Norrlandsgatan, 15 Floor 6, Stockholm, Sweden 11143
Citizenship: Swedish

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 24,113,490
Percent of class: 6.4
Sole power to vote or to direct the vote: 1,200
Shared power to vote or to direct the vote: 24,112,290
Sole power to dispose or to direct the disposition: 1,200
Shared power to dispose or to direct the disposition: 24,112,290

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
By virtue of the relationships as described above in Item 4, the Reporting Persons may be deemed to be a group.

Exhibits.

Joint Filing Agreement dated November 12, 2025, by and among Victor Jacobsson, TTS Pass B AB, Northbridge S.a r.l., Lux Horizon Holding S.a r.l., K Opporunity AB, Krokusvik Holding AB, Svalviken Holding AB, Kraftdalen Holding AB, TTS Pass AB and Algbranten Holding AB.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Lux Horizon Holding S.a r.l.: /s/ Christine Collado, Christine Collado, Class A Manager (11/12/2025)
- Lux Horizon Holding S.a r.l.: /s/ Andreas Thors, Andreas Thors, Class B Manager (11/12/2025)
- Northbridge S.a r.l.: /s/ Christine Collado, Christine Collado, Class A Manager (11/12/2025)
- Northbridge S.a r.l.: /s/ Andreas Thors, Andreas Thors, Class B Manager (11/12/2025)
- Krokusvik Holding AB: /s/ Victor Jacobsson, Victor Jacobsson, Board Member (11/12/2025)
- Kraftdalen Holding AB: /s/ Mikael Walther, Mikael Walther, Board Member (11/12/2025)
- TTS Pass AB: /s/ Mikael Walther, Mikael Walther, Chairman of the Board (11/12/2025)
- TTS Pass AB: /s/ Helena Hernander, Helena Hernander, Board Member (11/12/2025)
- Svalviken Holding AB: /s/ Victor Jacobsson, Victor Jacobsson, Board Member (11/12/2025)
- K Opportunity AB: /s/ Victor Jacobsson, Victor Jacobsson, Board Member (11/12/2025)
- TTS Pass B AB: /s/ Mikael Walther, Mikael Walther, Board Member (11/12/2025)
- Algbranten Holding AB: /s/ Nils Hakansson, Nils Hakansson, Board Member (11/12/2025)
- Victor Jacobsson: /s/ Victor Jacobsson, Victor Jacobsson (11/12/2025)